Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	September 30, 2014	December 31, 2013

ASSETS
Current assets
Cash	$3,153	$18,368
Trade and other receivables	265,766	141,651
Crude oil inventory	497	1,507
Financial derivatives	46,552	10,087
Assets held for sale	—	73,634
	315,968	245,247
Non-current assets
Financial derivatives	23,414	—
Exploration and evaluation assets (note 6)	531,556	162,987
Oil and gas properties (note 7)	4,856,589	2,222,786
Other plant and equipment	33,884	29,559
Other assets (note 5)	3,829	—
Goodwill (note 8)	672,402	37,755
TOTAL ASSETS	$6,437,642	$2,698,334

LIABILITIES
Current liabilities
Trade and other payables	$480,345	$213,091
Dividends payable to shareholders	40,010	27,586
Financial derivatives	14,105	18,632
Liabilities related to assets held for sale	—	10,241
	534,460	269,550
Non-current liabilities
Bank loan (note 9)	624,067	223,371
Long-term debt (note 10)	1,361,232	452,030
Asset retirement obligations (note 11)	258,860	221,628
Deferred income tax liability	833,408	248,401
Financial derivatives	3,438	869
	3,615,465	1,415,849

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 12)	3,540,481	2,004,203
Contributed surplus	33,064	53,081
Accumulated other comprehensive income	94,415	1,484
Deficit	(845,783)	(776,283)
	2,822,177	1,282,485
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,437,642	$2,698,334

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

Revenues, net of royalties (note 16)	$483,493	$339,395	$1,158,544	$846,063

Expenses
Production and operating	93,937	72,565	238,115	206,780
Transportation and blending	35,619	33,178	120,259	120,754
Exploration and evaluation (note 6)	1,637	2,160	16,145	7,737
Depletion and depreciation	172,024	74,397	360,208	239,507
General and administrative	16,770	10,970	42,978	33,060
Acquisition-related costs	—	—	36,973	—
Share-based compensation (note 13)	6,854	8,586	22,941	27,524
Financing costs (note 17)	31,312	12,478	61,498	37,858
(Gain) loss on financial derivatives (note 19)	(90,532)	19,065	(48,487)	18,515
Foreign exchange loss (gain) (note 18)	57,046	(4,058)	43,109	1,077
Gain on divestiture of oil and gas properties	(26,847)	(38)	(45,588)	(20,989)
	297,820	229,303	848,151	671,823
Net income before income taxes	185,673	110,092	310,393	174,240
Income tax expense (note 15)
Current income tax expense (recovery)	52,461	(6,821)	52,461	(6,821)
Deferred income tax (recovery) expense	(11,157)	29,582	28,923	47,389
	41,304	22,761	81,384	40,568
Net income attributable to shareholders	$144,369	$87,331	$229,009	$133,672
Other comprehensive income
Foreign currency translation adjustment	155,498	(5,603)	108,373	5,740
Comprehensive income	$299,867	$81,728	$337,382	$139,412

Net income per common share (note 14)
Basic	$0.87	$0.70	$1.60	$1.08
Diluted	$0.86	$0.70	$1.59	$1.07

Weighted average common shares (note 14)
Basic	166,189	124,172	142,730	123,318
Diluted	167,300	125,570	144,222	124,860

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity
Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412
Dividends to shareholders	—	—	—	(244,420)	(244,420)
Exercise of share rights	19,596	(12,184)	—	—	7,412
Vesting of share awards	22,339	(22,339)	—	—	—
Share-based compensation	—	27,524	—	—	27,524
Issued pursuant to dividend reinvestment plan	66,725	—	—	—	66,725
Comprehensive income for the period	—	—	5,740	133,672	139,412
Balance at September 30, 2013	$1,969,018	$58,616	$(6,722)	$(724,847)	$1,296,065
Balance at December 31, 2013	2,004,203	53,081	1,484	(776,283)	1,282,485
Dividends to shareholders	—	—	—	(298,509)	(298,509)
Exercise of share rights	18,759	(10,692)	—	—	8,067
Vesting of share awards	32,266	(32,266)	—	—	—
Share-based compensation	—	22,941	—	—	22,941
Issued for cash	1,495,044	—	—	—	1,495,044
Issuance costs, net of tax	(78,468)	—	—	—	(78,468)
Issued pursuant to dividend reinvestment plan	68,677	—	—	—	68,677
Accumulated other comprehensive income recognized on disposition of foreign operation	—	—	(15,442)	—	(15,442)
Comprehensive income for the period	—	—	108,373	229,009	337,382
Balance at September 30, 2014	$3,540,481	$33,064	$94,415	$(845,783)	$2,822,177
(1) Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013

CASH PROVIDED BY (USED IN):
Operating activities
Net income for the period	$144,369	$87,331	$229,009	$133,672
Adjustments for:
Share-based compensation (note 13)	6,854	8,586	22,941	27,524
Unrealized foreign exchange loss (gain) (note 18)	54,937	(4,030)	40,014	4,706
Exploration and evaluation	1,637	2,160	16,145	7,737
Depletion and depreciation	172,024	74,397	360,208	239,507
Unrealized (gain) loss on financial derivatives (note 19)	(98,688)	(653)	(76,187)	11,693
Gain on divestitures of oil and gas properties	(26,847)	(38)	(45,588)	(20,989)
Current income tax expense on divestitures	52,461	—	52,461	—
Deferred income tax (recovery) expense	(11,157)	29,582	28,923	47,389
Financing costs (note 17)	31,312	12,478	61,498	37,858
Change in non-cash working capital	24,094	(1,776)	(57,846)	(21,334)
Asset retirement obligations settled (note 11)	(3,894)	(3,944)	(10,782)	(8,190)
	347,102	204,093	620,796	459,573

Financing activities
Payments of dividends	(89,770)	(61,437)	(217,407)	(177,117)
Increase (decrease) in secured bank loan (note 9)	—	19,217	(223,371)	128,257
(Decrease) increase in unsecured bank loan (note 9)	(333,027)	—	476,316	—
Net proceeds from issuance of long-term debt	—	—	849,944	—
Tender of long-term debt	—	—	(793,099)	—
Issuance of common shares on share rights (note 12)	3,345	2,111	8,067	7,412
Issuance of common shares, net of issue costs (note 12)	—	—	1,401,317	—
Other assets (note 5)	—	—	(4,085)	—
Interest paid	(19,492)	(18,754)	(48,952)	(40,753)
	(438,944)	(58,863)	1,448,730	(82,201)

Investing activities
Additions to exploration and evaluation assets (note 6)	(2,735)	(2,545)	(11,883)	(7,608)
Additions to oil and gas properties (note 7)	(227,297)	(118,939)	(539,490)	(458,232)
Property acquisitions	(46)	18	(10,639)	(36)
Corporate acquisition (note 4)	—	(3,586)	(1,866,307)	(3,586)
Proceeds from divestiture of oil and gas properties	341,954	730	342,768	44,962
Additions to other plant and equipment, net of disposals	(1,843)	(12)	(6,704)	(4,732)
Change in non-cash working capital	(33,466)	(22,850)	6,742	52,085
	76,567	(147,184)	(2,085,513)	(377,147)
Impact of foreign currency translation on cash balances	276	(85)	772	(1,747)
Change in cash	(14,999)	(2,039)	(15,215)	(1,522)
Cash, beginning of period	18,152	2,354	18,368	1,837
Cash, end of period	$3,153	$315	$3,153	$315

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at September 30, 2014 and December 31, 2013 and for the three and nine months ended September 30, 2014 and 2013
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements (“consolidated financial statements”) have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2013. The Company's accounting policies are unchanged compared to December 31, 2013 except as listed in note 3 "Changes in Accounting Policies" of the unaudited condensed consolidated financial statements as of March 31, 2014. The use of estimates and judgments is also consistent with the December 31, 2013 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on October 29, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3. SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•	U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the states of Texas and North Dakota, USA. The North Dakota assets were sold in September 2014.

•	Corporate includes corporate activities and items not allocated between segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended September 30	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, net of royalties	$294,950	$318,630	$188,543	$20,765	$—	$—	$483,493	$339,395

Expenses
Production and operating	66,311	66,501	27,626	6,064	—	—	93,937	72,565
Transportation and blending	30,931	33,178	4,688	—	—	—	35,619	33,178
Exploration and evaluation	1,043	1,217	594	943	—	—	1,637	2,160
Depletion and depreciation	78,573	67,938	92,582	5,570	869	889	172,024	74,397
General and administrative	—	—	—	—	16,770	10,970	16,770	10,970
Share-based compensation	—	—	—	—	6,854	8,586	6,854	8,586
Financing costs	—	—	—	—	31,312	12,478	31,312	12,478
(Gain) loss on financial derivatives	—	—	—	—	(90,532)	19,065	(90,532)	19,065
Foreign exchange loss (gain)	—	—	—	—	57,046	(4,058)	57,046	(4,058)
Gain on divestiture of oil and gas properties	—	(38)	(26,847)	—	—	—	(26,847)	(38)
	176,858	168,796	98,643	12,577	22,319	47,930	297,820	229,303
Net income before income taxes	118,092	149,834	89,900	8,188	(22,319)	(47,930)	185,673	110,092
Income tax expense
Current income tax expense (recovery)	—	—	52,461	(6,821)	—	—	52,461	(6,821)
Deferred income tax expense (recovery)	39,199	35,592	(43,755)	5,126	(6,601)	(11,135)	(11,157)	29,582
	39,199	35,592	8,706	(1,695)	(6,601)	(11,135)	41,304	22,761
Net income	$78,893	$114,242	$81,194	$9,883	$(15,718)	$(36,795)	$144,369	$87,331

Total capital expenditures (1)	$76,233	$112,716	$(188,109)	$11,606	$1,843	$12	$(110,033)	$124,334
(1) Includes acquisitions and divestitures.

	Canada		U.S.		Corporate		Consolidated
Nine Months Ended September 30	2014	2013	2014	2013	2014	2013	2014	2013

Revenues, net of royalties	$899,721	$797,265	$258,823	$48,798	$—	$—	$1,158,544	$846,063

Expenses
Production and operating	198,867	191,142	39,248	15,638	—	—	238,115	206,780
Transportation and blending	114,419	120,754	5,840	—	—	—	120,259	120,754
Exploration and evaluation	9,116	5,260	7,029	2,477	—	—	16,145	7,737
Depletion and depreciation	237,029	222,700	121,048	14,873	2,131	1,934	360,208	239,507
General and administrative	—	—	—	—	42,978	33,060	42,978	33,060
Acquisition-related costs	—	—	—	—	36,973	—	36,973	—
Share-based compensation	—	—	—	—	22,941	27,524	22,941	27,524
Financing costs	—	—	—	—	61,498	37,858	61,498	37,858
(Gain) loss on financial derivatives	—	—	—	—	(48,487)	18,515	(48,487)	18,515
Foreign exchange loss	—	—	—	—	43,109	1,077	43,109	1,077
(Gain) loss on divestiture of oil and gas properties	(18,741)	(22,468)	(26,847)	1,479	—	—	(45,588)	(20,989)
	540,690	517,388	146,318	34,467	161,143	119,968	848,151	671,823
Net income before income taxes	359,031	279,877	112,505	14,331	(161,143)	(119,968)	310,393	174,240
Income tax expense
Current income tax expense (recovery)	—	—	52,461	(6,821)	—	—	52,461	(6,821)
Deferred income tax expense (recovery)	102,157	66,422	(37,283)	7,024	(35,951)	(26,057)	28,923	47,389
	102,157	66,422	15,178	203	(35,951)	(26,057)	81,384	40,568
Net income	$256,874	$213,455	$97,327	$14,128	$(125,192)	$(93,911)	$229,009	$133,672

Total capital expenditures (1)	$337,343	$356,858	$2,794,849	$67,642	$6,704	$4,732	$3,138,896	$429,232
As at September 30, 2014 and December 30, 2013
Total Assets	$2,488,730	$2,340,702	$3,845,062	$322,150	$103,850	$35,482	$6,437,642	$2,698,334
(1) Includes acquisitions and divestitures.

4.	BUSINESS COMBINATION
On June 11, 2014, Baytex acquired all of the issued and outstanding shares of Aurora Oil & Gas Limited (“Aurora”), a public oil and natural gas company listed on the Australian Stock Exchange and the TSX with properties in Texas, USA. The total consideration for the acquisition was $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness).

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized below:

Consideration for the acquisition:
Cash paid	$1,920,928
Cash acquired	(54,621)
Bank loan assumed	145,618
Long-term debt assumed	810,061
Total consideration	$2,821,986

Allocation of purchase price:
Trade and other receivables	$108,965
Exploration and evaluation assets	391,127
Oil and gas properties	2,520,612
Other plant and equipment	1,209
Goodwill	615,338
Trade and other payables	(242,045)
Financial derivative contracts	(20,083)
Asset retirement obligations	(1,217)
Deferred income tax liabilities	(551,920)
Total net assets acquired	$2,821,986

For the period from June 11, 2014 to September 30, 2014, the acquired properties contributed revenues, net of royalties, of $202.6 million and operating income (revenues, net of royalties less production and operating expenses and transportation and blending expenses) of $171.2 million to Baytex's operations. If the acquisition had occurred on January 1, 2014, management estimates for the nine months ended September 30, 2014, that the acquired properties would have contributed revenues, net of royalties, of approximately $454.4 million and operating income of approximately $390.5 million.

The fair values of assets and liabilities recognized are estimates due to the uncertainty of provisional amounts recognized. Amendments may be made to the purchase price equation as the cost estimates and balances are finalized.

5.	OTHER ASSETS
Other assets include debt issuance costs related to the restructuring of the credit facilities (note 9) and will be amortized as debt financing costs over the four-year term of the credit facilities.

6.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2012	$240,015
Capital expenditures	11,846
Property acquisition	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale	(305)
Foreign currency translation	2,652
As at December 31, 2013	$162,987
Capital expenditures	11,883
Corporate acquisition (note 4)	391,127
Property acquisition	10,080
Exploration and evaluation expense	(16,145)
Transfer to oil and gas properties	(9,086)
Divestitures	(33,413)
Foreign currency translation	14,123
As at September 30, 2014	$531,556

7.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2012	$2,758,309
Capital expenditures	539,054
Corporate acquisition	100
Property acquisitions	108
Transferred from exploration and evaluation assets	82,886
Assets held for sale	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338
As at December 31, 2013	$3,223,768
Capital expenditures	539,490
Corporate acquisition (note 4)	2,520,612
Property acquisitions	83,314
Transferred from exploration and evaluation assets	9,086
Change in asset retirement obligations	41,121
Divestitures	(360,960)
Foreign currency translation	99,928
As at September 30, 2014	$6,156,359

Accumulated depletion
As at December 31, 2012	$720,733
Depletion for the period	325,793
Divestitures	(10,191)
Assets held for sale	(37,057)
Foreign currency translation	1,704
As at December 31, 2013	$1,000,982
Depletion for the period	357,689
Divestitures	(64,326)
Foreign currency translation	5,425
As at September 30, 2014	$1,299,770

Carrying value
As at December 31, 2013	$2,222,786
As at September 30, 2014	$4,856,589

On September 24, 2014, Baytex Energy USA LLC, an indirect, wholly-owned subsidiary of Baytex, disposed of its interests located in North Dakota, which consisted of oil and gas properties, exploration and evaluation assets and other plant and equipment with carrying values of $295.7 million, $32.5 million, $2.0 million, respectively, for cash proceeds of $341.6 million resulting in a gain of $11.4 million before tax. An additional $15.5 million was recognized in gain on divestiture of oil and gas properties resulting from the reclassification of accumulated other comprehensive income on disposition.

8.	GOODWILL

As at December 31, 2012 and 2013	$37,755
Acquired goodwill	615,338
Foreign currency translation	19,309
As at September 30, 2014	$672,402

9.	BANK LOAN

	September 30, 2014	December 31, 2013
Bank loan	$624,067	$223,371

Baytex had established credit facilities totaling approximately $1.4 billion with its bank lending syndicate consisting of the following: (i) revolving extendible unsecured credit facilities consisting of a $50 million operating loan and a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for our wholly-owned subsidiary, Baytex USA Oil & Gas, Inc., both of which have a four-year term (collectively, the "Revolving Facilities"); and (ii) a $200 million non-revolving unsecured syndicated loan with a two-year term (the "Non-Revolving Facility" and, together with the Revolving Facilities, the "Unsecured Facilities").

The Non-Revolving Facility was a single drawdown facility, which was available solely to finance the acquisition of Aurora. In accordance with the terms of the Non-Revolving Facility agreement, it was repaid in full on September 29, 2014 using a portion of the proceeds from the sale of the North Dakota assets. At September 30, 2014 the available credit facilities were approximately $1.2 billion.

Unless extended, the revolving period under the Revolving Facilities will end on June 3, 2018 with all amounts to be re-paid on such date. Baytex may, once in each calendar year, request that the lenders under the Revolving Facilities extend the revolving period for up to four years (subject to a maximum four-year term at any time). The Revolving Facilities do not require any mandatory principal payments prior to maturity and do not include a term-out feature or a borrowing base restriction. The Revolving Facilities include an option allowing such facilities to be increased by up to $250 million, subject to existing or new lender(s) providing commitments for any such increase.

The Unsecured Facilities contain standard commercial covenants for facilities of this nature and are guaranteed by Baytex and its material subsidiaries. Advances (including letters of credit) under the Unsecured Facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offer Rates, plus applicable margins. In the event that Baytex does not comply with the covenants under the Unsecured Facilities, its ability to pay dividends to its shareholders may be restricted.

The weighted average interest rate on the bank loan for the three and nine months ended September 30, 2014 was 3.42% and 3.52%, respectively, and 4.21% and 4.80% for the three and nine months ended September 30, 2013, respectively.

10.	LONG-TERM DEBT

	September 30, 2014	December 31, 2013
9.875% notes (US$7,900 – principal) due February 15, 2017	$9,467	$—
7.500% notes (US$6,400 – principal) due April 1, 2020	7,919	—
6.750% notes (US$150,000 – principal) due February 17, 2021	166,316	157,673
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	294,731	294,357
5.125% notes (US$400,000 – principal) due June 1, 2021	442,863	—
5.625% notes (US$400,000 – principal) due June 1, 2024	439,936	—
	$1,361,232	$452,030

The 2017 and 2020 notes pay interest semi-annually and are redeemable at the Company's option, in whole or in part, commencing on February 15, 2015 (in the case of the 2017 notes) and April 1, 2016 (in the case of the 2020 notes) at specified redemption prices.

The 2021 and 2024 notes pay interest semi-annually and are redeemable at the Company's option in whole or in part, commencing on June 1, 2017 (in the case of the 2021 notes) and June 1, 2019 (in the case of the 2024 notes) at specified redemption prices.

Each of the outstanding notes are redeemable at the Company's option in accordance with the redemption provisions contained in the indenture governing such notes. Baytex has recognized the fair value of this redemption feature as a derivative financial asset. The fair value has been estimated using a valuation model that considers current bond prices and the spreads associated with the outstanding notes compared to the fixed redemption rates. A fair value gain of $2.3 million and $14.4 million for the three and nine months ended September 30, 2014, respectively, (three and nine months ended September 30, 2013 - $ nil) has been recorded as a gain on financial derivatives. As at September 30, 2014, $20.0 million has been included in financial derivatives (December 31, 2013 - $nil) representing the fair value of the redemption feature on all notes.

Accretion expense on the outstanding notes of $0.3 million has been recorded in financing costs for the three months ended September 30, 2014 (three months ended September 30, 2013 - $0.2 million) and $0.8 million for the nine months ended September 30, 2014 (nine months ended September 30, 2013 - $0.5 million).

11.	ASSET RETIREMENT OBLIGATIONS

	September 30, 2014	December 31, 2013
Balance, beginning of period	$221,628	$265,520
Liabilities incurred	6,081	14,901
Liabilities settled	(10,782)	(12,076)
Liabilities acquired	2,271	—
Liabilities divested	(5,383)	(1,409)
Corporate acquisition (note 4)	1,217	—
Accretion	5,307	7,011
Change in estimate(1)	38,152	(42,226)
Liabilities related to assets held for sale	—	(10,241)
Foreign currency translation	369	148
Balance, end of period	$258,860	$221,628

(1)	Changes in the status of wells, discount rates and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

12.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at September 30, 2014, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares(000s)	Amount
Balance, December 31, 2012	121,868	$1,860,358
Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	—	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	502	8,067
Transfer from contributed surplus on exercise of share rights	—	10,692
Transfer from contributed surplus on vesting and conversion of share awards	791	32,266
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	1,591	68,677
Balance, September 30, 2014	166,709	$3,540,481

Concurrent with the closing of the acquisition of Aurora on June 11, 2014, Baytex exchanged the 38.4 million subscription receipts issued in February 2014, for 38.4 million common shares and a dividend equivalent payment of $0.88 per subscription receipt (representing the four dividends declared from the date of issuance of the subscription receipts to the date of closing of the acquisition). Issuance costs of $93.7 million ($78.5 million, after tax), including the aggregate dividend equivalent payment of $33.8 million, were incurred.

The Company declared monthly dividends of $0.24 per common share from June 2014 to September 2014 and $0.22 per common share for the first five months of 2014. During the three and nine months ended September 30, 2014, total dividends declared of $119.8 million ($89.8 million net of dividend reinvestment) and $298.5 million ($228.6 million net of dividend reinvestment), respectively, were declared.

13.	EQUITY BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $6.9 million for the three months ended September 30, 2014 (three months ended September 30, 2013 - $8.4 million) and $22.9 million for the nine months ended September 30, 2014 (nine months ended September 30, 2013 - $27.0 million)

The estimated weighted average fair value for share awards at the measurement date is $43.79 per restricted award and performance award granted during the nine months ended September 30, 2014 (nine months ended September 30, 2013 - $42.91 per restricted award and performance award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Number of share awards
Balance, December 31, 2012	566	388	954
Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)
Balance, December 31, 2013	723	580	1,303
Granted	533	483	1,016
Vested and converted to common shares	(307)	(241)	(548)
Forfeited	(139)	(154)	(293)
Balance, September 30, 2014	810	668	1,478

Share Rights Plan

No new grants have been made under the Share Rights Plan since December 31, 2010. All outstanding share rights have been fully expensed and are exercisable.

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price
Balance, December 31, 2012(1)	1,525	$16.79
Exercised (2)	(802)	13.53
Forfeited (1)	(6)	27.77
Balance, December 31, 2013(1)	717	$17.69
Exercised (2)	(502)	16.03
Forfeited (1)	—	—
Balance, September 30, 2014(1)	215	$18.68

(1)	Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.

(2)	Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

14.	NET INCOME PER SHARE

	Three Months Ended September 30
	2014			2013
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$144,369	166,189	$0.87	$87,331	124,172	$0.70
Dilutive effect of share awards	—	928	—	—	937	—
Dilutive effect of share rights	—	183	—	—	461	—
Net income - diluted	$144,369	167,300	$0.86	$87,331	125,570	$0.70

	Nine Months Ended September 30
	2014			2013
	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share
Net income - basic	$229,009	142,730	$1.60	$133,672	123,318	$1.08
Dilutive effect of share awards	—	1,258	—	—	1,027	—
Dilutive effect of share rights	—	234	—	—	515	—
Net income - diluted	$229,009	144,222	$1.59	$133,672	124,860	$1.07

15.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Nine Months Ended September 30
	2014	2013
Net income before income taxes	$310,393	$174,240
Expected income taxes at the statutory rate of 25.47% (2013 – 25.51%)(1)	79,057	44,449
Increase (decrease) in income taxes resulting from:
Share-based compensation	6,309	7,020
Effect of rate adjustments for foreign jurisdictions	(1,254)	(4,067)
Other	(2,728)	(6,834)
Income tax expense	$81,384	$40,568

(1)	The change in statutory rate is mainly related to changes in the provincial apportionment of income.

16.	REVENUES

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Petroleum and natural gas revenues	$633,266	$422,068	$1,492,588	$1,033,927
Royalty charges	(150,922)	(83,396)	(338,083)	(190,684)
Royalty income	1,151	723	3,626	2,820
Other income	(2)	—	413	—
Revenues, net of royalties	$483,493	$339,395	$1,158,544	$846,063

17.	FINANCING COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Bank loan and other	$8,919	$2,884	$16,332	$7,364
Long-term debt	20,352	7,755	39,547	23,149
Accretion on asset retirement obligations	1,786	1,817	5,307	5,167
Debt financing costs	255	22	312	2,178
Financing costs	$31,312	$12,478	$61,498	$37,858

18.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Unrealized foreign exchange loss (gain)	$54,937	$(4,030)	$40,014	$4,706
Realized foreign exchange loss (gain)	2,109	(28)	3,095	(3,629)
Foreign exchange loss (gain)	$57,046	$(4,058)	$43,109	$1,077

19.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Foreign Currency Risk

At September 30, 2014, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference
Monthly average rate forward	October to December 2014	US$3.50 million	1.0671	(2)
Monthly forward spot sale	October to December 2014	US$9.50 million	1.0517	(2)
Monthly average collar	October to December 2014	US$1.00 million	1.0300-1.0600	(2)(5)
Monthly average collar	October to December 2014	US$7.00 million	1.0469-1.1100	(2)(3)
Monthly average range forward	October to December 2014	US$2.00 million	1.0800-1.1400	(1)(5)
Contingent average rate forward	October to December 2014	US$1.00 million	1.1400	(1)(6)
Monthly range forward spot sale	October to December 2014	US$1.00 million	1.0550-1.1303	(1)(5)
Contingent monthly forward spot sale	October to December 2014	US$0.50 million	1.1303	(1)(6)
Monthly average rate forward	October 2014 to December 2015	US$1.50 million	1.0933	(1)
Monthly forward spot sale	October 2014 to December 2015	US$2.00 million	1.1100	(2)
Monthly average collar	January 2015	US$6.50 million	1.0675-1.1200	(1)(3)
Monthly average range forward	January 2015	US$0.50 million	1.0950-1.1200	(1)(5)
Contingent average rate forward	January 2015	US$0.50 million	1.1200	(1)(6)
Monthly forward spot sale	January 2015 to June 2015	US$2.00 million	1.1150	(2)
Monthly range forward spot sale	January 2015 to June 2015	US$1.00 million	1.1000-1.1550	(1)(5)
Contingent monthly forward spot sale	January 2015 to June 2015	US$1.00 million	1.1550	(1)(6)
Monthly range forward spot sale	January 2015 to June 2015	US$1.00 million	1.1000-1.1618	(1)(5)
Contingent monthly forward spot sale	January 2015 to June 2015	US$1.00 million	1.1618	(1)(6)
Monthly average rate forward	January 2015 to December 2015	US$1.00 million	1.1055	(2)
Monthly forward spot sale	January 2015 to December 2015	US$2.00 million	1.1050	(2)
Monthly range forward spot sale	January 2015 to December 2015	US$1.00 million	1.1000-1.1674	(1)(5)
Contingent monthly forward spot sale	January 2015 to December 2015	US$1.00 million	1.1674	(1)(6)
Monthly average range forward	February 2015 to March 2015	US$0.50 million	1.1050-1.1350	(1)(5)
Contingent average rate forward	February 2015 to March 2015	US$0.50 million	1.1350	(1)(6)
Sold call option	January 2015 to December 2015	US$3.00 million	1.0990	(1)(4)
Sold call option	January 2015 to December 2015	US$4.00 million	1.0925	(1)(4)

(1)	Actual contract rate (CAD/USD).

(2)	Based on the weighted average contract rates (CAD/USD).

(3)	Settlement price above the upper end of the price collar will result in settlement at the lower end of the price collar.

(4)	Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

(5)	Settlement at or below the lower strike price results in settlement at the lower strike price. Settlement above the lower strike price results in settlement at the higher strike price.

(6)	Settlement required if settlement price is above the strike price, contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.

The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	September 30, 2014	December 31, 2013	September 30, 2014	December 31, 2013
U.S. dollar denominated	US$221,095	US$102,367	US$1,255,899	US$194,924

Interest Rate Risk

As at September 30, 2014, all interest rate swap financial derivative contracts have expired.

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At September 30, 2014, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2014	6,558 bbl/d	US$92.78	WTI
Fixed - Sell	October to December 2014	14,500 bbl/d	US$96.40	WTI
Price collar	October to December 2014	491 bbl/d	US$80.00-US$95.50	WTI
Fixed - Sell	October 2014 to March 2015	6,000 bbl/d	US$96.62	WTI
Fixed - Sell	November 2014	6,453 bbl/d	US$92.33	WTI
Fixed - Sell	December 2014	5,939 bbl/d	US$91.77	WTI
Fixed - Sell	January 2015	6,161 bbl/d	US$91.64	WTI
Fixed - Sell	January 2015 to March 2015	1,000 bbl/d	US$95.90	WTI
Fixed - Sell	January 2015 to March 2015	1,000 bbl/d	US$110.00	Brent
Fixed - Sell	January 2015 to June 2015	6,000 bbl/d	US$96.63	WTI
Fixed - Sell	January 2015 to December 2015	4,000 bbl/d	US$95.98	WTI
Sold call option(2)	January 2015 to December 2015	500 bbl/d	US$98.50	WTI
Sold call option(2)	January 2015 to December 2015	500 bbl/d	US$99.00	WTI
Sold call option(2)	January 2015 to March 2015	1,000 bbl/d	US$97.70	WTI
Fixed - Sell	February 2015	6,571 bbl/d	US$91.33	WTI
Fixed - Sell	March 2015	5,742 bbl/d	US$91.31	WTI
Fixed - Sell	April 2015	3,433 bbl/d	US$90.66	WTI
Fixed - Sell	May 2015	3,226 bbl/d	US$90.00	WTI
Sold call option(2)	July 2015 to June 2016	4,000 bbl/d	US$94.00	WTI
Sold call option(2)	July 2015 to June 2016	1,000 bbl/d	US$95.00	WTI
Basis swap	October to December 2014	3,000 bbl/d	WTI less US$21.70	WCS
Bought (sold) put(3)	April 2015	2,300 bbl/d	US$90.66 (US$80.00)	WTI
Bought (sold) put(3)	May 2015	2,129 bbl/d	US$90.01 (US$80.00)	WTI
Bought (sold) put(3)	June 2015	5,367 bbl/d	US$91.12 (US$80.00)	WTI
Bought (sold) put(3)	July 2015	5,032 bbl/d	US$90.00 (US$80.00)	WTI
Bought (sold) put(3)	August 2015	4,903 bbl/d	US$90.00 (US$80.00)	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

(3)	These puts have an upper barrier that ranges between US$100.00 - US$102.00/bbl, WTI price above the barrier price results in settlement at the bought put price.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	October 2014	5,750 mmBtu/d	US$4.19	NYMEX
Fixed - Sell	October to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Fixed - Sell	October 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Fixed - Sell	November 2014 to March 2015	10,000 mmBtu/d	US$4.31	NYMEX
Price collar	October 2014	5,000 mmBtu/d	US$3.90-US$4.50	NYMEX
Sold call option(2)	November 2014 to March 2015	5,000 mmBtu/d	US$4.65	NYMEX
Sold call option(2)	April 2015 to October 2015	5,000 mmBtu/d	US$4.00	NYMEX
Basis swap	October 2014	5,000 mmBtu/d	NYMEX less US$0.3150	AECO
Basis swap	October 2014 to March 2015	17,750 mmBtu/d	NYMEX less US$0.2225	AECO
Basis swap	November 2014 to March 2015	5,000 mmBtu/d	NYMEX less US$0.2700	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Three Months Ended September 30		Nine Months Ended September 30
	2014	2013	2014	2013
Realized loss on financial derivatives	$8,156	$19,718	$27,700	$6,822
Unrealized (gain) loss on financial derivatives	(98,688)	(653)	(76,187)	11,693
(Gain) loss on financial derivatives	$(90,532)	$19,065	$(48,487)	$18,515

Included in unrealized (gain) loss on financial derivatives for the three and nine months ended September 30, 2014 is a gain of $2.3 million and $14.4 million, respectively, related to the redemption feature on outstanding notes included in long-term debt (note 10) (three and nine months ended September 30, 2013 - $nil).

Physical Delivery Contracts

As at September 30, 2014, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company’s expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Price/Unit(1)
WCS Blend	October to December 2014	2,000 bbl/d	WTI x 81.00%
WCS Blend	October to December 2014	3,000 bbl/d	WTI less US$19.07

(1)	Based on the weighted average price/unit for the remainder of the contract.

At September 30, 2014, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume
Raw bitumen	October to December 2014	15,000 bbl/d
Raw bitumen	January 2015 to March 2015	14,500 bbl/d
Raw bitumen	April 2015 to December 2015	7,000 bbl/d
Raw bitumen	January 2016 to December 2016	5,000 bbl/d

20.	CONSOLIDATING FINANCIAL INFORMATION - BASE SHELF PROSPECTUS

Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"). The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect wholly-owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries, Baytex has no independent assets or operations. As at September 30, 2014, all non-minor subsidiaries of Baytex provide guarantees for its indebtedness. There are no significant restrictions on the ability of Baytex to obtain funds from its subsidiaries. In accordance with Rule 3-10(f), Regulation S-X, condensed consolidating financial information is not required.